# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Bitzero Holdings Inc., CIK 0002100457
CUSIP: 09175N109
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 1100 ONE BENTALL CENTRE, 505 BURRARD STREET, SUITE 1100, VANCOUVER, British Columbia Canada (A1), V7X 1M5
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002141255

## Reporting persons
- Bakhashwain Mohammed: type of reporting person: individual (IN); citizenship or place of organization: Saudi Arabia (T0); sole voting power 4,332,717; shared voting power 0; sole dispositive power 4,332,717; shared dispositive power 0; aggregate amount beneficially owned 4,332,717 (8% of the class)
  Comment: Row 11 is calculated based on 54,069,407 Common Shares of the Issuer outstanding as of June 30, 2026

## Item 1. Issuer
Name of issuer: Bitzero Holdings Inc.
Address of issuer's principal executive offices: 1100 ONE BENTALL CENTRE, 505 BURRARD STREET, SUITE 1100, VANCOUVER, BRITISH COLUMBIA, CANADA, V7X 1M5.

## Item 2. Person Filing
Name of person filing: Mohammed Bakhashwain
Address of principal business office or, if none, residence:
1100 One Bentall Centre, 505 Burrard Street, Suite 1100
Vancouver, BC, Canada V7X 1M5
Citizenship: Mr. Bakhashwain is a citizen of Saudi Arabia.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 4,332,717
Percent of class: 8%
Sole power to vote or to direct the vote: 4,332,717
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 4,332,717
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Signatures
- Bakhashwain Mohammed: Mohammed Bakhashwain, Mohammed Bakhashwain (07/14/2026)